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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Encore Capital Group, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    292554102
                                 --------------
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
            --------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 29, 2003
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 292554102                    13D

(1)   NAME OF REPORTING PERSON                        Robert Michael Whyte
      I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

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(2)   CHECK THE APPROPRIATE BOX IF A                  (a)
      MEMBER OF A GROUP                               --------------------------
                                                      (b)
                                                      --------------------------

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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS                                                    PF

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(5)   CHECK BOX IF DISCLOSURE OF LEGAL                                 [  ]
      PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)

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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION                       Australian

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Number of Shares        (7)      SOLE VOTING POWER                1,284,100
Beneficially            --------------------------------------------------------
Owned by Each           (8)      SHARED VOTING POWER                   None
Reporting Person        --------------------------------------------------------
With                    (9)      SOLE DISPOSITIVE POWER           1,284,100
                        --------------------------------------------------------
                        (10)     SHARED DISPOSITIVE POWER              None
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(11)  AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON                              1,284,100

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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN                             [  ]
      ROW (11) EXCLUDES CERTAIN SHARES

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(13)  PERCENT OF CLASS REPRESENTED BY                                 15.2%
      AMOUNT IN ROW (11)

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(14)  TYPE OF REPORTING PERSON                                           IN

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CUSIP No. 292554102                    13D

                                  SCHEDULE 13D

                         Amendment No. 2 to Schedule 13D

                  This Amendment No. 2 to Schedule 13D is filed by Robert Michael Whyte ("Mr. Whyte") to further supplement and amend the Schedule 13D originally filed by Mr. Whyte on March 4, 2002, as supplemented and amended by Amendment No. 1, dated April 18, 2002 (the "Schedule 13D"). Items 1, 4, 5, 6, and 7 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 1. Security and Issuer.

                  Item 1 is amended in its entirety to read as follows:

                  The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Encore Capital Group, Inc. (formerly known as MCM Capital Group, Inc.), a corporation organized under the laws of the State of Delaware (the "Company"), which has its principal executive offices at 5775 Roscoe Court, San Diego, CA 92123.

Item 4. Purpose of Transaction.

                  Item 4 is supplemented as follows:

                  On August 29, 2003, the Company filed a Form S-1 with the Securities and Exchange Commission, relating to a proposed offering (the "Offering") of up to 5,750,000 shares of the Company's common stock, including up to 750,000 shares to cover over-allotments. A portion of the shares included in the Offering may come from selling stockholders, including Mr. Whyte, although the number of shares to be sold and the category of sellers will depend on the Offering price and market conditions at the time of sale. The underwriters in connection with the Offering have informed the Company that the Series A Preferred Stock will need to be converted to shares of the Company's common stock in conjunction with the Offering. Accordingly, Mr. Whyte and each of the remaining holders of Series A Preferred Stock have entered into a Preferred Stock Conversion Agreement, dated as of August 29, 2003, pursuant to which each Series A Preferred share will be converted into ten shares of the Company's common stock effective as of the closing of the Offering. Mr. Whyte and the other converting stockholders will not be required to pay any consideration in connection with the conversion, but will receive accrued and unpaid dividends on their Series A Preferred shares through the closing date. The Preferred Stock Conversion Agreement will terminate if the closing of the Offering has not occurred by November 30, 2003 or the Offering is sooner terminated.

Item 5. Interest in Securities of the Issuer.

                  Item 5 is amended and supplemented as follows:

                  (a) Pursuant to Rule 13d-3 of the Exchange Act, Mr. Whyte may be deemed the beneficial owner of 1,284,100 shares of Common Stock, including the 284,100 shares he previously acquired and 1,000,000 shares of Common Stock issuable on conversion of the Series A Senior Cumulative Participating Convertible Preferred Stock. Assuming conversion of the Series A

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CUSIP No. 292554102                    13D

preferred stock into 1,000,000 shares of the Company's Common Stock, Mr. Whyte may be deemed to beneficially own approximately 15.2% of the Company's outstanding shares of Common Stock (computed on the basis of 7,431,000 shares of Common Stock outstanding, as reported in the Company's Form 10-Q , filed with the Securities and Exchange Commission on August 13, 2003).

                  (b) Mr. Whyte has sole voting and dispositive power with respect to the 284,100 shares of Common Stock, and the 1,000,000 shares of Common Stock issuable upon conversion of the Series A preferred stock.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 is supplemented as follows:

                  See Item 4 for a description of the Preferred Stock Conversion Agreement, dated as of August 29, 2003.

Item 7. Materials to Be Filed as Exhibits.

                  Item 7 is supplemented by adding the following:

Exhibit 9         Preferred Stock Conversion Agreement, dated as of August 29,
                  2003.

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CUSIP No. 292554102                    13D

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: August 29, 2003

                                            Robert Michael Whyte

                                            By   /s/ Robert Michael Whyte
                                              ---------------------------